

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Gerard Cremoux
Chief Executive Officer
LatAmGrowth SPAC
590 Madison Avenue, 34th Floor
New York, NY 10022

> **Re: LatAmGrowth SPAC**
> **Amended Registration Statement on Form S-1**
> **Filed December 8, 2021**
> **File No. 333-261361**

Dear Mr. Cremoux:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Amendment No. 2 to Registration Statement on Form S-1 filed December 8, 2021

Exhibits

1. We have completed our review of the warrant agreement filed as Exhibit 4.4 to your registration statement and have no comments. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Bill Nelson